

Mike Baxter · 3rd

Senior Partner at Bain and Company

New York, New York, United States · Contact info

500+ connections

Bain & Company

The Wharton School

Experience

Bain & Company
14 yrs 2 mos

Partner
Feb 2008 - Present · 14 yrs 2 mos

Advising Chief Executives and Top Teams of Fortune/FTSE 100 companies on strategic and organisational change. Broad industry and practice experience, with focus on Financial Services

Regional Practice Leader, Financial Services
Jan 2012 - Jan 2019 · 7 yrs 1 mo
Greater New York City Area

Servant Leadership role for Bain's North and South America Partner team serving Financial Services clients in Banking, Payments, Life and P&C Insurance, Wealth and the intersection of FS and PEG. Accountable for practice strategy and direction, planning and budgeting, performance management, team leadership and growth, external hiring, partner development and evaluation on practice

envel
3 yrs 3 mos

Board Member
Sep 2019 - Present · 2 yrs 7 mos
Greater Boston Area

Member Of The Board Of Advisors
Jan 2019 - Present · 3 yrs 3 mos

Regional Managing Partner
Marakon Associates
Mar 1989 - Jan 2008 · 18 yrs 11 mos

Regional Managing Partner for Continental Europe, advising large multinationals on issues of strategy, organisation, performance improvement and M&A in the Financial Services, Healthcare and Consumer Goods sectors. Leader of Marakon's business on the European Continent, and founder of the Zurich office

Managing Partner
Trinsum (formerly Marakon Associates)
1989 - 2007 · 18 yrs

Education

The Wharton School
MBA, Marketing
1991 - 1993

University of Oxford
BA Hons, Modern History
1985 - 1988
Activities and societies: First Class Hons